May 21, 2010

SEC CORRESPONDENCE FILED VIA EDGAR

U.S. Securities and Exchange Commission

Mailstop 7010

100 F Street, N.E.

Washington, DC 20549

Attn: Alexandra Ledbetter

Re:     Voyager Oil & Gas, Inc.

Registration Statement on Form S-3

Filed April 29, 2010

File No. 333-166402

Dear Ms. Ledbetter:

On April 29, 2010, Voyager Oil & Gas, Inc. (the “Company”) filed a registration statement on Form S-3 (the “Registration Statement”) to register, on behalf of certain stockholders, an aggregate of 21,178,331 shares for resale (the “Shares”). The staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) has orally inquired whether the Company is properly using Form S-3 to register the offering of the Shares and whether the offering is properly characterized as a secondary offering, rather than an indirect primary offering for which identification of the selling stockholders as underwriters would be required. On behalf of the Company, and for the reasons stated below, we respectfully advise the Staff that we believe the Company is eligible to use Form S-3 for the offering and that the proposed offering is a secondary offering that may be registered under Rule 415(a)(1)(i), as contemplated by the Registration Statement. In addition, in response to the Staff’s request, we are providing supplemental disclosure to clarify that none of the selling stockholders’ are broker-dealers and eight are affiliates of broker-dealers.

1.              Form S-3 Eligibility

a.               Registrant Requirements

The Company is registering the Shares for resale on Form S-3. We believe that the Company satisfies the registrant requirements identified in General Instruction I.A. for the following reasons:

(i) it is organized under the laws of the United States and has its principal business operations in the United States;

(ii) it has a class of equity securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(iii) it has been subject to the requirements of Section 12 or 15(d) of the Exchange Act, has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) since April 29, 2009 (which constitutes a period of twelve calendar months immediately preceding the filing of the Registration Statement on April 29, 2010), and has filed in a timely manner all reports required to be filed since March 31, 2009 (which constitutes a period of twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement on April 29, 2010), other than reports specifically enumerated in General Instruction I.A.3(b);

(iv) it is not offering asset-backed securities;

(v) neither the Company nor any of its subsidiaries have, since January 3, 2010 (the end of the last fiscal year for which certified financial statements were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act), failed to pay any dividend or sinking fund installment on preferred stock, or defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults would be material to the financial position of the Company taken as a whole;

(vi) it is not a foreign issuer;

(vii) it is not a successor registrant; and

(viii) it has complied with all electronic filing requirements set forth in General Instruction I.A.8(a), and is not yet required to comply with the Interactive Data File requirements referenced in General Instruction I.A.8(b).

b.               Transaction Requirements

In addition, we believe that the Company satisfies the Transaction Requirements identified in General Instruction I.B.1. The Company is registering outstanding securities to be offered for cash for the account of persons other than the Company, and the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates of the Company was approximately $91,200,000 as of the filing date. The Company calculated its public float in accordance with the Instructions provided on Form S-3 and the Staff’s Compliance and Disclosure Interpretation No. 116.06, dated February 27, 2009, by taking the price at which its common equity was last sold on the over-the-counter bulletin board on April 27, 2010 and multiplying that price by the number of shares of its common equity held by non-affiliates on April 16, 2010. We respectfully note that the Staff’s Securities Act Forms Compliance and Disclosure Interpretation No. 116.14, dated February 27, 2009, provides that an issuer meeting the float test in General Instruction I.B.1 of Form S-3 may use Form S-3 for secondary offerings, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association.

2.              Secondary Offering Analysis

a.               Rule 415(a)(1)(i) and Section 2(a)(11)

Rule 415(a)(1)(i) permits the registration of offerings to be made on a delayed or continuous basis in the future, provided that the registration statement pertains only to “Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary….” The offering of the Shares by the selling stockholders as contemplated by the Registration Statement is not “by or on behalf of the registrant” because the Company will not receive any of the proceeds from the resale of the Shares and has no financial interest in such resales.

Further, we respectfully advise the Staff that the offering does not present a situation in which the selling stockholders are acting as underwriters in the distribution of Company common stock to the public. Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”) defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The selling stockholders in this instance acquired the Shares from the issuer in connection with a merger transaction, and the issuance constituted a bona fide private placement that was exempt from registration under Section 4(2) of the Securities Act. At the time of the issuance, the Company obtained representations from the selling stockholders that they were acquiring the Shares for investment purposes and not with the purpose or intent to effect a distribution, and that they did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

Although the selling stockholders received registration rights in connection with the transaction, the registration rights do not by themselves evidence an intent by the selling stockholders to distribute the Shares to the public, and the Company has no reason to believe that the selling stockholders intend to immediately sell the Shares once the Registration Statement is declared effective. The selling stockholders acquired the Shares in a negotiated transaction at fair market value and no placement fees or other commissions were or will be paid by the Company to the selling stockholders, their affiliates or other persons in connection with the offering. The selling stockholders did not receive any debentures or securities that included price re-sets, floating price conversion rights or other similar toxic provisions that have been identified by the Staff as causing concern in certain transactions.

b.               Factors that Distinguish a Secondary Offering from a Primary Offering

The Staff’s Securities Act Rules Compliance and Disclosure Interpretation No. 612.09, dated April 24, 2009 (“CD&I No. 612.09”), identifies six factors for distinguishing a secondary offering from a primary offering for which the Company would be required to identify the selling stockholders as underwriters. CD&I No. 612.09 states as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We have examined below each of the foregoing factors in the context of the offering. Based on that examination, we submit that the offering is a valid secondary offering, that all of the Shares can be registered on the Registration Statement for sale on behalf of the selling stockholders pursuant to Rule 415(a)(1)(i), and that the Company is not required to identify the selling stockholders as underwriters.

The Circumstances Under Which the Selling Stockholders Received the Shares

The Company is a holding company parent of Plains Energy Investments, Inc. (“Plains Energy”), pursuant to a merger effected on April 16, 2010 (the “Merger”). In connection with the Merger, the securities of Plains Energy that were outstanding immediately prior to the Merger were converted into the right to receive the securities of the same class of the Company.

As noted above, the selling stockholders acquired the Shares in bona fide private placements exempt from registration under Section 4(2) of the Securities Act. At the time of the issuance, the Company obtained representations from the selling stockholders that they were acquiring the shares for investment purposes and not with the purpose or intent to effect a distribution, and that they did not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. Although the selling stockholders received registration rights in connection with the transaction, the registration rights do not by themselves evidence an intent by the selling stockholders to distribute the Shares to the public, and the Company has no reason to believe that the selling stockholders intend to immediately sell the Shares once the Registration Statement is declared effective. The selling stockholders acquired the Shares at fair market value and no placement fees or other commissions were or will be paid by the Company to the selling stockholders, their affiliates or other persons in connection with the offering. The selling stockholders did not receive any debentures, or securities that included price re-sets, floating price conversion rights or other similar toxic provisions that have been identified by the Staff as causing concern in certain transactions.

How Long the Selling Stockholders Have Held the Shares

The selling stockholders acquired the Shares in connection with the Merger on April 16, 2010. The Merger contained a registration rights provision which obligated the Company to register the Shares for resale promptly following the closing. The safe harbor provided by Rule 144 of the Securities Act indicates that a holding period of six months is sufficient for a non-affiliate stockholder to evidence investment intent and avoid being characterized as an “underwriter,” provided that the issuer has provided current information to the public by filing reports with the SEC. However, the SEC has recognized that shorter holding periods do not negate investment intent, and regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of private placement transactions. The Staff’s Securities Act Sections Compliance and Disclosure Interpretation No. 139.11, dated November 26, 2008, states that it “will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities . . . to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” This interpretation indicates that the existence of the registration rights and the short time between the issuance of the Shares and the filing date of the Registration Statement do not preclude the offering from truly being secondary in nature, because the private placement of the Shares to the selling stockholders occurred prior to filing the Registration Statement and the selling stockholders were at risk at the time of filing the Registration Statement.

Moreover, the acquisition of the Shares by the selling stockholders did not constitute a new investment decision. Because the terms of the Merger require the Company to dispose of substantially all of its pre-Merger assets and liabilities, which disposition is currently in process, the Shares represent an equity interest in a company whose post-Merger operations are essentially the same as those of Plains Energy. A majority of the former stockholders of Plains Energy approved the Merger in order to access capital for the operations of Plains Energy, and the Shares were issued pro-rata to the former stockholders of Plains Energy automatically upon completion of the Merger. We believe that the circumstances by which the selling stockholders acquired the Shares do not evidence a new investment decision, and are comparable to SEC interpretations and rules that permit tacking of a holding period in the context of a holding company reorganization. At the time of the Merger, all of the selling stockholders had held their shares of Plains Energy for more than six months. This holding period provides additional support to show that the selling stockholders acquired the Shares for investment, do not have an intent to distribute the Shares on behalf of the Company, and are not acting as underwriters. Moreover, the Company is current in its SEC reporting requirements, alleviating any concern that purchasers of the Shares will not have adequate current information about the Company.

The Selling Stockholders’ Relationship to the Issuer

The Company does not have an underwriting relationship with any of the selling stockholders, each of whom acquired the Shares in a negotiated transaction for the fair market value on the date of issuance and represented to the Company that they were acquiring the Shares for their own accounts and not with a view to resale or distribution, and that they did not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. The Company did not and will not pay commissions or fees to any of the selling stockholders and will not receive proceeds from the resale of the Shares.

None of the selling stockholders serve as officers or directors of the Company. Although certain selling stockholders who hold an aggregate of approximately 7% of the Company’s outstanding shares of common stock prior to the offering are related to officers of the Company, the private placement transactions pursuant to which such stockholders acquired the Shares were negotiated at arm’s length and such selling stockholders received the same terms as all other investors. Moreover, even if the related selling stockholders were deemed affiliates, which is not the Company’s position, the Staff has noted in its Securities Act Forms Compliance and Disclosure Interpretation No. 116.15, dated January 26, 2009 that, “Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

The Amount of Shares Involved

The Company is seeking to register approximately 21,200,000 shares of common stock for resale, and has total outstanding common stock of approximately 43,100,000. Approximately 10,800,000 shares of outstanding common stock are beneficially owned by affiliates of the Company.  None of the shares which are being registered for resale on the Registration Statement are held by affiliates of the Company.  Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the offering is a primary distribution or a secondary resale is whether the Registration Statement contemplates the resale of securities acquired from the Company (or its wholly-owned subsidiary) by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public.

The Staff has indicated that it will inquire as to the nature of any offering styled as a secondary that registers shares for resale in excess of one-third of the issuer’s public float. Our understanding is that the intended purpose of this test is to flag transactions for staff review, in order to ensure that securities purchased in “toxic” PIPE (private-investment, public-equity) transactions were not resold to the public. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Public announcement of the PIPE transaction could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors.

However, we believe that this test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering, as evidenced by CD&I No. 612.09. The Staff has also indicated, in its Securities Act Rules Compliance and Disclosure Interpretation No. 612.12, dated January 26, 2009, and in its Securities Act Forms Compliance and Disclosure Interpretation No. 216.14, dated February 27, 2009, that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule

415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

The foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the selling stockholders are acting as conduits for the issuer. In this instance, none of the circumstances of the offering indicate that the selling stockholders are reselling the Shares on behalf of the Company. None of the selling stockholders are affiliates of the Company. The duration of the selling stockholders’ investment in the Shares, considering the length of time they held the securities of the Company’s wholly-owned subsidiary, demonstrates investment intent. The selling stockholders did not acquire the Shares under circumstances that would indicate that such persons were receiving compensation from the Company in connection with the resale of the Shares or that the Company had any financial interest in the resale of the Shares. Finally, as explained below, the selling stockholders are not in the business of underwriting securities. In light of these circumstances, we submit that the number of Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Whether the Selling Stockholders are in the Business of Underwriting Securities

The selling stockholders are private individuals and entities that are not in the business of underwriting securities or otherwise buying or selling securities for the accounts of others. Any affiliations of the selling stockholders with broker-dealers will be disclosed in the Registration Statement, and no broker-dealers participated in the issuance of the Shares by the Company to the selling stockholders. At the time of the issuance of the Shares, the Company obtained representations from the selling stockholders that they were acquiring the shares for investment purposes and not with the purpose or intent to effect a distribution, and that they did not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. In addition, the length of time that the selling stockholders have held securities of the Company’s wholly-owned subsidiary, which were automatically converted to Shares in connection with the Merger, supports the conclusion that the selling stockholders are acting as investors and not underwriters.

Whether the Circumstances Indicate that the Selling Stockholders Are Acting as a Conduit for the Issuer

We respectfully submit that the purchased and proposed secondary resale of the Shares by the selling stockholders have none of the characteristics of an underwritten distribution. First and foremost, the selling stockholders acquired the Shares for their fair market value and did not receive any placement fees or commissions from the Company in connection with the offering, and the Company has no financial interest in the resale of the Shares. Second, the selling stockholders have borne the risk of investment by holding securities of Plains Energy for greater than six months and acquired the shares in a negotiated private placement that closed prior to the filing date of the Registration Statement. The Shares do not have the toxic features that have elicited concern from the Staff in the context of other types of transactions. Lastly, the selling stockholders acquired Shares of the Company not to facilitate a continuous at-the-market offering on behalf of the Company, but pursuant to an automatic conversion feature of the

Merger, and the purpose of the Merger was to obtain cash to fund the ongoing operations of Plains Energy. Based on the foregoing considerations, we believe and respectfully submit that the selling stockholders are not acting as a conduit for the sale of shares to the public, that the offering of the Shares for resale by the selling stockholders pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i), and that there is no risk to the investing public if the Registration Statement is declared effective.

3.              Supplemental Information Regarding Broker-Dealer Relationships

The Registration Statement as filed on April 29, 2010 left open the possibility that certain of the selling stockholders may be broker-dealers or affiliates of broker-dealers. We have subsequently determined, and will disclose in a pre-effective amendment to the Registration Statement, that the following selling stockholders are affiliates of broker-dealers:

Thomas J. Brandt

Citigroup Global Markets Inc. Custodian for Gus W. Boosalis IRA

Kathleen Gilbertson

Morgan Stanley & Co. as Custodian for Robert K. McCrea Jr. Roth IRA

Paul V. Olson

Gregory P. Olson

Providence Cedar, LLC

John W. Whitaker Jr.

***

We respectfully submit that the foregoing responses are appropriately responsive to the Staff’s comments and would sincerely appreciate your prompt attention to the Registration Statement. If you have any questions regarding this letter, please contact Thomas Steichen at (612) 492-7338 or Ryan Brauer at (612) 492-7252 so that we can promptly respond on the Company’s behalf to your questions and concerns.

Sincerely,

/s/ Thomas F. Steichen
Thomas F. Steichen

CC: James Russell (J.R.) Reger